UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2005 AND 2004

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2005 and 2004

Contents **Page**

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

COLEMAN & WILLIAMS, LTD.
A Professional Services Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Savings and Investment 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls Savings and Investment 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Savings and Investment 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 15, 2006

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004
ASSETS		
Investments		
Investment in Master Trust	$ 2,140,723,557	$ 1,666,054,240
Participant loans	63,144,681	47,543,390
	2,203,868,238	1,713,597,630
Receivables		
Employer contributions	34,125,882	27,823,068
Participant contributions	723,337	436,545
	34,849,219	28,259,613
Net assets available for benefits	$ 2,238,717,457	$ 1,741,857,243

See notes to financial statements.

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31, 2005
ADDITIONS		
Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$	124,362,145
Other investment income		51,280,734
		175,642,879
Contributions		
Participants		74,542,341
Employer		34,125,716
		108,668,057
Total additions		284,310,936
DEDUCTIONS		
Deductions from net assets attributed to:		
Distributions and withdrawals		158,245,763
Administrative expenses		316,352
Total deductions		158,562,115
Transfers from other plans, net		371,111,393
Net increase		496,860,214
Net assets available for benefits, beginning of year		1,741,857,243
Net assets available for benefits, end of year	$	2,238,717,457

See notes to financial statements.

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls Savings and Investment 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document, provided to all participants, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective August 1, 1974 for participation by eligible employees of Johnson Controls, Inc. (the "Company" or "employer") and selected subsidiaries as designated by the Company's Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

Effective December 31, 2004, the Technotrim, Inc. Savings and Investment Plan was merged into the Plan. All participant balances held in the Technotrim, Inc. Savings and Investment Plan were transferred to the Plan as of December 31, 2004.

Effective December 31, 2005, the Johnson Controls Interiors PERT Retirement Savings Plan was merged into the Plan. Included in transfers from other plans is $366,204,013 representing participant balances held in the Johnson Controls Interiors PERT Retirement Savings Plan transferred to the Plan as of December 31, 2005.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions of which the first six percent (6%) is eligible for the employer's matching contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

The employer's annual contribution to the Plan is based on the Company's return on Shareholders' equity up to 100% of participants' eligible contributions.

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

CONTRIBUTIONS (continued)

Participants are immediately vested in their contributions plus actual earnings thereon. A participants' interest in employer contributions, including increases and decreases in value, vests at the rate of twenty percent (20%) per year for each year of employment with the Company, fully vesting at 5 years of service. Participants merged from the Johnson Controls Interiors PERT Retirement Savings Plan continue to vest based on the schedule of 7 years for all employer contributions received for plan years including and prior to the merger effective December 31, 2005. Subsequent to the merger, employer contributions will vest at a rate of twenty percent per year. If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the nonvested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2005 and 2004, plan assets of $560,159,356 and $430,213,022, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investment in the Johnson Controls Common Stock Fund, U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund and U.S. Equity Index Commingled Pool reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

At December 31, 2005 and 2004, the Plan held 6,148,714 units and 6,431,184 units, respectively, of the JCI Common Stock Fund at unit values of $152.38 and $133.12, respectively, and as of the same dates, 5,616,375 units and 3,840,686 units, respectively, of the U.S. Equity Index Commingled Pool at unit values of $39.24 and $37.42, respectively.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2005 and 2004 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2005 for the Master Trust are presented in Note 8.

The Plan had approximately a 92% interest and a 78% interest in the assets of the Master Trust at December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, forfeitures of $3,161,814 and $1,086,279, respectively related to the Plan, were in the Master Trust.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31,	
	2005	2004
Investments at fair value as determined by quoted market price:		
Fidelity Growth & Income, 3,555,724 shares	$ 122,316,894	
Fidelity Magellan, 1,242,202 shares		$ 128,928,106
Investments at estimated fair value:		
Johnson Controls Common Stock Fund, 6,148,714 and 3,840,686 units, respectively	936,941,055	856,119,211
U.S. Equity Index Commingled Pool, 5,616,375 and 3,840,686 units, respectively	220,386,540	143,718,469
Investment at contract value:		
Fixed Income Fund, 252,031,544 and 236,408,456 units, respectively	252,031,544	236,408,456

NOTE 3 – INVESTMENTS (continued)

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value as determined by quoted market price:	
Mutual Funds	$ 5,065,941
Investments at estimated fair value:	
Common Stock Fund	111,042,598
Commingled Pool	8,253,606
	119,296,204
Net increase in fair value	$ 124,362,145

NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7– RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2005 and 2004 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2005 for the Master Trust are presented on pages 10 and 11:

JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST
STATEMENTS OF FINANCIAL POSITION

	December 31,	
Assets	2005	2004
Investments at fair value as determined by quoted market price:		
Mutual Funds	$ 811,463,260	$ 721,096,654
Investments at estimated fair value:		
Common Stock Fund	971,305,041	946,729,984
Commingled Pool	239,206,060	202,982,080
	1,210,511,101	1,149,712,064
Investments at contract value:		
Investment Contracts	292,337,073	262,088,610
Participant Loans	70,509,453	65,304,782
	362,846,526	327,393,392
Total Assets	$ 2,384,820,887	$ 2,198,202,110

JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST
STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2005
Additions	
Additions to net assets attributed to:	
Investment Income	
Mutual Funds	$ 10,052,655
Common Stock Fund	121,062,386
Commingled Pool	11,238,712
	142,353,753
Contributions	
Participants	130,265,345
Employer	34,472,418
	164,737,763
Interest and dividend income	71,519,062
Total additions	378,610,578
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	197,127,145
Administrative fees	510,654
Total deductions	197,637,799
Net increase prior to transfers from other plans	180,972,779
Transfers from other plans, net	5,645,998
Net increase	186,618,777
Net assets available for benefits:	
Beginning of the year	2,198,202,110
End of the year	$ 2,384,820,887

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
SCHEDULE H LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 38-3380735
DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Fixed Income Fund	252,031,544 units	$ 252,031,544
Puritan Fund	3,362,392 shares	62,977,603
Growth & Income Portfolio	3,555,724 shares	122,316,894
Overseas Fund	1,770,952 shares	73,689,306
Low-Priced Stock Fund	1,280,630 shares	52,300,942
Retirement Government Money Market Portfolio	54,123,866 shares	54,123,866
Institutional Short-Intermediate Government Portfolio	2,374,982 shares	22,586,077
Freedom Income	63,758 shares	724,930
Freedom 2000	24,156 shares	294,944
Freedom 2005	213,550 shares	2,374,676
Freedom 2010	470,779 shares	6,614,452
Freedom 2015	928,116 shares	10,719,739
Freedom 2020	1,105,333 shares	16,259,451
Freedom 2025	1,654,569 shares	19,788,641
Freedom 2030	1,177,100 shares	17,680,039
Freedom 2035	906,096 shares	11,081,555
Freedom 2040	1,356,773 shares	11,980,308
U.S. Equity Index Commingled Pool	5,616,375 units	220,386,540
AIM Small Cap Growth Fund	1,097,983 shares	30,831,366
Artisan Mid Cap Growth Fund	1,752,578 shares	54,189,716
Vanguard Primecap Fund	1,170,786 shares	76,464,053
JP Morgan Mid Cap Value Fund	2,727,987 shares	64,325,932
Wells Fargo Small Company Value	1,337,779 shares	20,039,929
*Johnson Controls Common Stock Fund	6,148,714 units	936,941,054
Investments		2,140,723,557
*Participant Loans (1)		63,144,681
Total investments		$ 2,203,868,238

(1) There were 10,563 outstanding loans to participants at December 31, 2005, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 4.00% and 10.50%.

* Indicates party-in-interest.

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefit Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN

By:

R. Bruce McDonald
Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 15, 2006

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls Savings and Investment 401(k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 15, 2006, relating to the statements of net assets available for benefits of Johnson Controls Savings and Investment 401(k) Plan as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Johnson Controls Savings and Investment 401(k) Plan.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 15, 2006